UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020
Commission File Number: 001-37403

THE STARS GROUP INC.
(Translation of registrant’s name into English)

200 Bay Street
South Tower, Suite 3205
Toronto, Ontario, Canada
M5J 2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐             Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 24, 2020, The Stars Group Inc. (the “Company”) announced the results of its Special Meeting of Shareholders (the "Meeting") held on April 24, 2020. At the Meeting, the shareholders voted on the proposed all-share combination of the Company and Flutter Entertainment plc. The special resolution was duly proposed and passed by the requisite majority of votes cast in person or by proxy. The Company filed a report of voting results on SEDAR at www.sedar.com and issued a news release announcing the same. A copy of the report of voting results and news release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: April 24, 2020	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Report of Voting Results of The Stars Group Inc., filed April 24, 2020
99.2	News Release, dated April 24, 2020